

chareau

ALOE LIQUEUR

WINE ENTHUSIAST
TOP 100
SPIRITS
2018

96 POINTS

"Highest Rated Liqueur of the Year"













chareau

ALOE LIQUEUR

We're One-of-a-Kind

Delicious and versatile. You can taste the freshness of the ingredients, because Chareau has NO Artificial Flavors, Coloring, Preservatives or Sweeteners.

We use Natural Ingredients

And not just because it's trendy. Fresh ingredients produce a higher quality product and provides the transparency that people crave. We're one of the only spirits on the market that lists all of our ingredients on the bottle.

Used for Cocktails AND Sipped Neat

Unlike our competition, Chareau has the versatility to not only be used in hundreds of different cocktails, but is perfectly balanced to be enjoyed straight out of the bottle. Wonderful cocktail usage for any bar and simplicity for the home consumer.

1/2 The sugar and calories of the competition &
100% Gluten Free



Handmade in California





Chareau is produced in-house on an Arnold Holstein German Copper Pot Still using fresh ingredients from local California farms

Production, bottling, and labeling are done by hand in Camarillo, CA

Having our own Distilled Spirits Plant allows us to produce the Best Quality Spirit, AND

- **Increase gross margins** from 36.67% up to over 70%
- **Decrease our shelf price** to be in line with our competition
- **Scale immediately**

Milestones & Next Steps

Chareau is rapidly growing with a focus on longevity. Our goal when launching Chareau was to build the brand in the bar community before launching retail sales. We wanted to build recognition for the brand, see high volume per account, repeat orders, and a sustainable gross margin before hitting the liquor and grocery stores.

2013

GOAL: Launch in one market and prove the demand for a product that was the first of its kind in the world.

RESULT: Our first batch was only 100 cases and we sold out in 15 bars in the first 3 months

2014

GOAL: Expand beyond one city and move from self-distribution to 3rd party distributors.

RESULT: Young's Market Company began distributing Chareau in California and Arizona, while Tenzing picked up Chareau in Illinois.

2015-2016

GOAL: Build our own distillery and continue to grow Chareau into a bar staple in the cocktail community.

RESULT: We opened our distillery in Camarillo, CA, and hired a team of some of the best and most respected bartenders in the country as our Brand Ambassadors.

2017

GOAL: Hire our first full-time employee and start to build out a sales team.

RESULT: over the course of the year, hired on 4 Regional Market Managers and setup the infrastructure for 100% growth in 2018.

2018

GOAL: Launch our first Consumer Marketing Campaign, shift retail sales from 10% to 20% of total sales, and see overall sales grow 100%.

2019

GOAL: Achieve economies of scale with 70%+ Gross Margins, expand distribution in current U.S. Markets, increase revenue 100% and start to see profitability.

Distribution Partners are Growing by the Day







DISTRIBUTION MAP
2018 Distribution

chareau
ALOE LIQUEUR

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Young's Market Company

TENZING
A WINE AND SPIRITS COMPANY

BREAKTHRU
BEVERAGE GROUP

THE Winebow GROUP

Now Available at the Best Bars & Restaurants

BAR/RESTAURANT	HOTEL/RESORT	RETAIL
MASTRO'S STEAKHOUSE	The Standard	Total Wine & MORE
Hakkasan	ACE HOTEL	Astor Wines & Spirits New York City
GORDON RAMSAY PUB & GRILL	The Hollywood Roosevelt	Binny's Beverage Depot
Border Grill	Caesars Palace	Spec's Wines·Spirits·Finer Foods
Patina Restaurant Group	The Ritz-Carlton®	Whole Foods Market
Death & Co	Wynn Las Vegas	

















Over ***2000+*** *accounts in 30 states!*

Chareau has been featured on the cocktail menu at some of the best bars & restaurants in the country from the pairing at **Alinea** in Chicago, a top 20 restaurant in the world, to the *Spa Cocktail at* **Mastro's Steakhouses** nationwide and the *Ramsay Gin & Tonic* at **Gordon Ramsay Caesars Palace**, named after their celebrity chef.

The Word is Spreading Fast



The New York Times

Wine&Spirits **7** **CNBC**

FOOD&WINE
INSPIRATION SERVED DAILY

InStyle **SOMA**

THE TASTING PANEL

Los Angeles **EATER**

OBSERVER **imbibe**

Los Angeles Times

MICHIGAN AVENUE **LAS VEGAS WEEKLY**

CHILLED **ZAGAT**

"Perfectly Impressive"
Kurt Soller (Bon Appetit)

"96 Points"
Kara Newman (Wine Enthusiast)

"Has bartenders falling head over heels"
Garrett Snyder (Tasting Table)

"Chareau is already being touted as potentially the next St. Germain"
Simon Difford (Difford's Guide)

"It could easily be the next big thing"
Leslie Ventura (Las Vegas Weekly)

Team

Kurt Charron



FOUNDER & DISTILLER: 12 years in the beverage industry, as well as, 6 years in hospitality. Kurt is a graduate of USC and the Lloyd Greif Center for Entrepreneurial Studies with a B.S. in Business, and also a graduate of The Ethanol Technology Institute in Montreal, QC and the Kothe Distillation Program.

BRAND AMBASSADORS: We have a team of some of the best and most award-winning bartenders in the country spreading the word.



Liz Pearce
Chicago



Samantha Casuga
New York



Karen Grill
Los Angeles



Helen Diaz
San Francisco



Lauren Darnell
Seattle

park street

BACK OFFICE: Park Street Imports has experience working with hundreds of successful wine and spirits brands like Aviation Gin, Domaine de Canton, and Fortaleza Tequila.

They handle all back office, compliance and logistics for Chareau.

SANDSTROM PARTNERS

BRANDING: Sandstrom Partners is located in Portland, OR with past credits that include St. Germain, Bulleit Bourbon, Aviation Gin, and Tazo Teas.

For Chareau, they have developed a beautiful and cohesive brand narrative based on a California farm-to-table product that is unique to the spirits market. They continue to create brand collateral and aid in the brand's direction.



Kurt Charron
Founder & Distiller
Cell: (818)326-5916
Email: kurt@chareau.us
LOCAL CALIFORNIA FARMS
chareau
ALOE LIQUEUR